EXHIBIT 12.1
WASTE MANAGEMENT, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except Ratios)
(Unaudited)

	Years Ended December 31,
	2006	2005	2004
Income before income taxes, cumulative
effect of change in accounting principle,
losses in equity investments and
minority interests	$1,560	$1,253	$1,316

Fixed charges deducted from income:
Interest expense	545	496	455
Implicit interest in rents	49	51	51

	594	547	506

Earnings available for fixed charges	$2,154	$1,800	$1,822

Interest expense	$545	$496	$455
Capitalized interest	18	9	22
Implicit interest in rents	49	51	51

Total fixed charges	$612	$556	$528

Ratio of earnings to fixed charges	3.5x	3.2x	3.5x